FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2014 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On March 19, 2014, the registrant announced Reinforces Strong Presence in Asia Pacific Region, and Participation at SEMICON China 2014 Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 19, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Reinforces Strong Presence in Asia Pacific Region, Announces Participation at SEMICON China 2014

Dani Ashkenazi, TowerJazz VP to present at “More than Moore Technology Forum”

TowerJazz specialty solutions available for Chinese customers; SOI switches for cellular phones and power platform for mobile applications and LED lighting

MIGDAL HAEMEK, Israel and SHANGHAI, China, March 19, 2013 – TowerJazz, the global specialty foundry leader, today announced participation at SEMICON China to be held at the Shanghai New International Expo Centre (SNIEC) from March 18 to March 20, 2014. TowerJazz’s VP of Sales for the Asia Pacific region, Dani Ashkenazi, will present at the “More than Moore Technology Forum” which focuses on "Internet-of-Things Application driven MtM innovation.” This forum provides a great platform for engineers, researchers and other industry peers to discuss advanced engineering and scientist information, ideas and solutions in the industry. Topics include: MEMS/sensor technologies, RF/mmWave technologies, CMOS image sensors, high voltage, high power, LED drivers, and the IP needed in the “More than Moore” world.

TowerJazz's presentation will discuss the role of the specialty foundry in the fast growing China market and highlight the company’s advanced specialty technology offerings such as Silicon Germanium, SOI and its power platform (Bipolar-CMOS-DMOS process and 700V technology). TowerJazz is the market leader among all foundries for SiGe processes. In China, customers are using this technology for various wireless applications such as base stations, GPS, walkie-talkies, and others. In addition, TowerJazz’s China customers are using its SOI switch for cellular phones and its power platform for notebooks, mobile applications and LED lighting.

TowerJazz has engaged nearly 20 China customers for its SOI switch technology. By collaborating with these customers, TowerJazz’s market share will rapidly increase for Chinese-made mobile phones. In addition, at least 10 China customers are already engaged in the process of using TowerJazz’s 700V technology for LED lighting and for AC-DC converters. Both 1.0um 6- inch and 0.18um 8-inch nodes offer a complete solution for LED lighting customers. According to IHS, the industrial LED market in the Asia-Pacific region is expected to grow from $1.5 billion in 2013 to $2.3 billion in 2017 at a CAGR of 10.8%

 “Our advanced specialty technologies and strong design tools help address the growing needs of China semiconductor companies to produce a variety of ICs for various applications. We continue to place a strong focus on China as it consumes almost 50% of the world’s ICs and internal China fabs can only cover 10% of the need. We are growing our customer base in China and are committed to meeting the rising demands of this region. We increased our revenue growth in China by 50% from 2012 to 2013 and we expect to maintain this growth rate in 2014 and beyond,” said Dani Ashkenazi, Vice President of Sales for Asia Pacific, TowerJazz.

The “More than Moore Technology Forum” will be held on March 19, 2014 at the Kerry Hotel Pudding, Shanghai.  For more details and registration, please visit the conference website at: http://www.semiconchina.org/article_2690_810.htm or for more information on TowerJazz, please visit the company website:  (http://www.towerjazz.com).

TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com